Zaxis International Inc.
115 East 57th Street, Suite 1118
New York, NY 10022
(646) 202-9679

November 15, 2006

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
Registration No. 333-133179

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Zaxis International Inc. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-133179), together with all exhibits thereto (the "Registration Statement"). The Registrant and the selling shareholders determined that because of the Registrant's limited financial resources and the costs of the registration process, it is in the best interest of the Registrant and all shareholders not to proceed with the registration of the selling shareholders' shares.

If the staff has any questions regarding this application, please contact the undersigned, the Company's President, at (646) 202-9679.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Ivo Heiden, President